Exhibit 99.1
FOR IMMEDIATE RELEASE
CHINA GRENTECH ANNOUNCES CHANGES TO ITS BOARD OF DIRECTORS
SHENZHEN, PRC — September 11, 2009 — China GrenTech Corporation Limited (NASDAQ: GRRF, “the Company”, or “GrenTech”), a leading China-based radio frequency (“RF”) technology and product developer and a leading wireless coverage product and service provider, today announced the resignation from the Board of Directors (the “Board”), effective September 21, 2009, of Mr. Liping Mao for personal reasons, following his earlier resignation from his position as a Vice President (responsible for overseeing sales and marketing) of the Company on June 30, 2009. Concurrently, the Company is pleased to announce the appointment of Mr. Qi Wang to the Board, effective September 21, 2009. Mr. Wang currently serves as a Vice President of the Company, responsible for base station RF business operations.
Mr. Yingjie Gao, Chairman and Chief Executive Officer, said, “We welcome Mr. Wang to the Board. Mr. Wang has been an integral part of our senior management team since the inception of GrenTech. With over 20 years’ experience in management, Mr. Wang is well-regarded in the industry and by his colleagues at GrenTech. In his new capacity as a Director, we expect Mr. Wang to further fuel GrenTech’s growth going forward. In addition, we would like to express our appreciation to Mr. Mao for his contributions as the member of the Board.”
Mr. Wang said, “I am very pleased to serve as a member of the Board of GrenTech. The base station RF business is a key growth driver of the Company, along with the wireless coverage business. As 3G network construction continues, demand for base station RF products has shown encouraging signs for our future prospects. In my new position, I will commit to capturing the tremendous opportunities that are available in order to drive growth and create sustainable value for our shareholders.”
About China GrenTech
GrenTech is a leading developer of radio frequency (“RF”) technology in China and a leading provider of wireless coverage products and services in China. The Company uses RF technology to design and manufacture wireless coverage products, which enable telecommunication operators to expand the reach of their wireless communication networks to indoor and outdoor areas, such as buildings, highways, railways, tunnels and remote regions. GrenTech’s wireless coverage services include design, installation and project warranty services. The Company also tailors the design and configuration of its wireless coverage products to the specific requirements of its customers.
Based on its in-house RF technology platform, the Company also develops and produces base station RF parts and components sold to base station manufacturers. GrenTech is a qualified supplier of RF parts and components to the global and domestic major base station manufacturers including Huawei Technologies and ZTE Corporation. For more information, please visit www.GrenTech.com.cn.

Forward-Looking Statements
Statements contained in this press release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause the Company’s actual results to differ materially from its current expectations. Factors that could cause the Company’s results to differ materially from those set forth in these forward-looking statements include: the Company’s reliance on business relationships with the Chinese telecommunication operators and base station manufacturers; the ability of the Company to avoid disruption to its business caused by changes in the Board; the ability of the Company to recruit and retain suitable Board members; the risk that the Company will continue to experience downward pressure on the pricing of its products and services due to the telecommunication operators’ bidding policies or other factors; the risk that the telecommunication operators in China will not expand or maintain their spending on 2G, 3G, WLAN or other network projects; uncertainty as to the future demand for base station RF products by domestic or international base station manufacturers, including the risk that demand in China or elsewhere for base stations may not grow as the Company’s management anticipates; and uncertainty as to the Company’s ability to attract and retain qualified executives and personnel, particularly in its research and development department. Other factors that may causes the Company’s actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect its prospects in general are described in the Company’s filings with the Securities and Exchange Commission, including its Registration Statement on Form F-1 related to its initial public offering and its annual reports on Form 20-F. The Company undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

Investor Contact:	Investor Relations (US):
Kent Lo, Investor Relations Manager	Delia Cannan
China GrenTech Corp Ltd.	Taylor Rafferty
+86 755 2650 3007	+1 212 889 4350
investor@grentech.com.cn	GrenTech@Taylor-Rafferty.com

Investor Relations (HK):	Media Contact:
Ruby Yim	Jason Marshall
Taylor Rafferty	Taylor Rafferty
+852 3196 3712	+1 212 889 4350
GrenTech@Taylor-Rafferty.com	GrenTech@Taylor-Rafferty.com